Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 14, 2024

VIA EDGAR CORRESPONDENCE

Brian Szilagyi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Exchange-Traded Fund VIII
(File No. 811-23147)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the First Trust Exchange-Traded Fund VIII (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal years ended August 31, 2023 (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff on November 9, 2023.

Comment 1

The Staff noted during their review of the “Notes to Financial Statements” that the management fee schedule for each Fund was updated effective November 1, 2022. The Staff noted amended Investment Management Agreements were not filed as exhibits in Post-Effective Amendment No. 367 on Form N-1A filed by the Registrant on December 29, 2022. Please file the amended agreements with the next Post-Effective Amendment on Form N-1A.

Response to Comment 1

The Registrant confirms that the amended agreements will be filed with the Registrant’s next Post-effective Amendment on Form N-1A.

Comment 2

The Staff notes the First Trust Low Duration Strategic Focus ETF holds a significant amount of its net assets in First Trust Limited Duration Investment Grade Corporate ETF and First Trust Low Duration Opportunities ETF. Please provide disclosure in the “Financial Statements” informing a shareholder how they may obtain a copy of the underlying funds’ financial statements.

Response to Comment 2

The Registrant confirms that on a prospective basis, a statement will be included identifying where the underlying Funds’ financial statements can be referenced.

Comment 3

Please explain whether any of the creation/redemption fees are retained by the Funds. If so, please disclose the accounting policy for the fees. Please also explain and disclose whether any fees are paid to related parties.

Response to Comment 3

The Registrant confirms that some of the creation and redemption fees charged by the Funds are retained by the Funds. However, the flat fee charged per order is not retained by the Funds, but rather, is retained by the service provider for processing the order. The fixed-income Funds charge a variable fee for the cash orders, which represents transactional costs related to the Funds buying the securities for such cash orders. These variable fees are retained by the fixed-income Funds and are recorded in each Fund’s capital. The Registrant further confirms that no fees are paid to related parties.

Comment 4

The Staff notes the First Trust TCW Securitized Plus ETF has been identified in the annual report as now operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response to Comment 4

The Registrant confirms First Trust TCW Securitized Plus ETF has been operating as a diversified fund for more than three years and will receive shareholder approval prior to changing its status back to non-diversified.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Exchange-Traded Fund VIII

File Number	Fund Name	FYE Reviewed
811-23147	First Trust TCW Opportunistic Fixed Income ETF	8/31/23
811-23147	First Trust TCW Unconstrained Plus Bond ETF	8/31/23
811-23147	First Trust TCW Securitized Plus ETF	8/31/23
811-23147	First Trust TCW Emerging Markets Debt ETF	8/31/23
811-23147	First Trust Income Opportunities ETF	8/31/23
811-23147	First Trust Flexible Municipal High Income ETF	8/31/23
811-23147	First Trust Low Duration Strategic Focus ETF	8/31/23
811-23147	First Trust Active Factor Large Cap ETF	8/31/23
811-23147	First Trust Active Factor Mid Cap ETF	8/31/23
811-23147	First Trust Active Factor Small Cap ETF	8/31/23